Exhibit 99.1

Ontario selects Hydro One to invest in priority transmission line in partnership with First Nations

Province designates Ontario-based Hydro One to develop new transmission line between Bowmanville and the GTA

TORONTO, November 24, 2025 – On November 21, the Honourable Stephen Lecce, Minister of Energy and Mines directed the Ontario Energy Board to amend Hydro One Networks Inc.’s (Hydro One) transmission licence to develop and construct a new priority transmission line between Bowmanville and the Greater Toronto Area (GTA). The proposed project is a new double-circuit 500-kilovolt (kV) transmission line from the Bowmanville Switching Station to either the Parkway Transformer Station (TS), Claireville TS, or Cherrywood TS, including associated station facility expansions or upgrades required at terminal stations. The line is expected to be in service in the early-2030s.

In addition, the government has issued priority designation to this line and two other projects to meet growing energy demand:

•	The reconductoring of a portion of Hydro One’s existing E8V/E9V 230-kV transmission line from the Orangeville TS to the Essa TS, expected to be in service in 2027.

•

A new double-circuit 230-kV transmission line from the Lauzon TS to the Lakeshore TS, including associated station facility expansions or upgrades required at terminal stations, expected to be in service by 2032.

Hydro One will build the line in partnership with proximate First Nations who will have the opportunity to invest in a 50 per cent equity stake in the transmission line component of the project, through the company’s industry leading First Nation 50-50 Equity Partnership Model.

“This designation marks another opportunity for Hydro One to invest in Ontario and partner with First Nations and communities to build a strong and secure electricity grid,” said David Lebeter, President and CEO, Hydro One. “The province continues to grow and we must act now to meet the needs of the future. Hydro One’s success is tied to Ontario’s success, and we thank the government for their support. We will continue to work collaboratively with partners to develop and build these critical lines.”

“The partnerships we build today are partnerships that will power future generations,” said Kelly LaRocca, Chief of the Mississaugas of Scugog Island First Nation. “Hydro One continues to incorporate Indigenous knowledge and leadership from the start of all their projects, and we look forward to working together again. Our communities need safe, reliable energy, and together we are making that possible.”

“Ontario is growing at an unprecedented pace, and that is exactly why we are acting with urgency to meet that moment, create jobs, and protect Canada’s economy,” said the Honourable Stephen Lecce, Minister of Energy and Mines. “Ontario’s decision to move forward with this critical transmission line will support jobs and growth across key industrial sectors, including greenhouses, manufacturing, and energy. Our government is accelerating the construction of this major transmission line to move with speed to strengthen Ontario’s economy against ongoing global instability. This new transmission line will also move electricity generated from our small modular reactors, underscoring how Ontario is focused on job creation and planning ahead to connect the G7’s first SMR to the grid.”

The province’s electricity demand is projected to grow significantly over the next 25 years. As identified in the Ontario government’s Integrated Energy Plan, expanding the province’s transmission system is critical to ensuring a reliable and adequate supply of electricity for southern Ontario. This expansion will support economic growth in the region, including the rapidly growing agricultural sector and the future potential growth in nuclear generation.

Once complete, the proposed line will support thousands of jobs across the province and secure Ontario’s energy supply for decades to come. It is expected to deliver reliable, clean electricity from the first of four small modular reactors (SMRs), enough to power the equivalent of 300,000 homes.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $36.7 billion in assets as at December 31, 2024, and annual revenues in 2024 of $8.5 billion.

Our team of 10,100 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2024, Hydro One invested $3.1 billion in its transmission and distribution networks, and supported the economy through buying $2.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

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SOURCE Hydro One Limited

Forward-looking statements and information:

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